Securities and Exchange Commission,

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Boston Financial Qualified Housing Tax Credits L.P. IV

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Scott M. Herpich

LATHROP & GAGE L.C.

2345 Grand Avenue, Suite 2800

Kansas City, Missouri 64108-2684

(816) 292-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

02/01/06

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Everest Housing Investors 2, LP

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
California.

Number of Shares	(7)	Sole Voting Power	4,279 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	4,279 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) CO

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

2

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Everest Properties, Inc.

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
California.

Number of Shares	(7)	Sole Voting Power	4,279 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	4,279 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) CO

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

3

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
McDowell Investments, L.P.

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power	730 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	730 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) PN

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

4

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
MGM Holdings, LLC

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power	730 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	730 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) OO

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

5

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Bond Purchase, L.L.C.

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC; BK

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power	10,818.5 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	10,818.5 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) OO

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

6

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Park G.P., Inc.

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power	55 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	55 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) CO

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

7

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Paco Development, L.L.C.

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power	1,514 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	1,514 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) OO

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

8

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Anise, L.L.C.

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power	3,134 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	3,134 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) OO

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

9

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
SLCas, L.L.C.

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power	1,569 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	1,569 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) OO

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

10

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
David L. Johnson

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	12,387.5 Units
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	12,387.5 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) IN

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

11

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Sandra L. Castetter

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	12,387.5 Units
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	12,387.5 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) IN

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

12

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Christopher J. Garlich Trust

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	3,134 Units
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	3,134 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) IN

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

13

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Christopher J. Garlich, as trustee of the Christopher J. Garlich Trust

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	3,134 Units
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	3,134 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) IN

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

14

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Jose L. Evans

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power	25 Units
Beneficially
Owned by Each	(8)	Shared Voting Power	3,134 Units
Reporting
Person	(9)	Sole Dispositive Power	25 Units
With
	(10)	Shared Dispositive Power	3,134 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) IN

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

15

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Denise Evans

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	3,134 Units
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	3,134 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20,555.5 Units *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			30.2% *

(14) Type of Reporting Person (See Instructions) IN

* By virtue of the Reporting Persons being a group, each member of the group is deemed to beneficially own all the Units held by other members of the group. However, unless otherwise provided, each Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual members of the group except as resulting solely from the existence of the group.

16

Item 1. Security and Issuer.

This Amendment No. 1 ("Amendment No. 1") to the statement on Schedule 13D relates to units of limited partnership interests ("Units") of Boston Financial Qualified Housing Tax Credits L.P. IV, a Massachusetts limited partnership (the "Issuer"). The principal executive offices of the Issuer are located at 101 Arch Street, Boston, Massachusetts 02110.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the original statement on Schedule 13D.

Item 2. Identity and Background.

(a)       This Amendment No. 1 is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange commission pursuant to Section 13 of the Act:

(i)	Everest Housing Investors 2, LP, a California limited partnership ("EHI2"),

(ii)	Everest Properties, Inc., a California corporation ("Everest Properties"),

(iii)	McDowell Investments, L.P., a Missouri limited partnership ("McDowell"),

(iv)        MGM Holdings, LLC, a Missouri limited liability company ("MGM Holdings"),

(v)        Bond Purchase, L.L.C., a Missouri limited liability company ("Bond Purchase"),

(vi)	Park G.P., Inc., a Missouri corporation ("Park"),

(vii)	Paco Development, L.L.C., a Missouri limited liability company ("Paco"),

(viii)	Anise, L.L.C., a Missouri limited liability company ("Anise"),

(ix)	SLCas, L.L.C., a Missouri limited liability company ("SLCas"),

(x)	David L. Johnson ("Mr. Johnson"),

(xi)	Sandra L. Castetter ("Ms. Castetter"),

(xii)	Christopher J. Garlich Trust, a trust ("Garlich Trust"),

(xiii)	Christopher J. Garlich, as trustee of the Garlich Trust ("Mr. Garlich"),

(xiv)	Jose L. Evans ("Mr. Evans"), and

(xv)	Denise Evans ("Ms. Evans").

EHI2, Everest Properties, McDowell, MGM Holdings, Bond Purchase, Park, Paco, Anise, SLCas, Mr. Johnson, Ms. Castetter, the Garlich Trust, Mr. Garlich, Mr. Evans and Ms. Evans are collectively referred to as the "Reporting Persons" in this Amendment No. 1. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date of this Amendment No. 1, a copy of which is filed with the Amendment No. 1 as Exhibit 99.1 (which is incorporated by reference) pursuant to which the

17

Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Below is information concerning certain managers, executive officers and directors of the Reporting Persons, which information is disclosed in accordance with Item 2 and Instruction C to Schedule 13D. Mr. Kohorst, Mr. Lesser, Mr. Davis, Mr. Wilkinson, Mr. Acord, Mr. Lund, Ms. Duffield, Mr. Alvey and Mr. Watson are sometimes collectively referred to as the "Officers" in this Amendment No. 1.

W. Robert Kohorst ("Mr. Kohorst"), a United States citizen whose business address is 199 S. Los Robles Avenue, Suite 200, Pasadena, CA 91101, has been the President of Everest Properties since 1994. Mr. Kohorst is a director of Everest Properties.

David I. Lesser ("Mr. Lesser"), a United States citizen whose business address is 199 S. Los Robles Avenue, Suite 200, Pasadena, CA 91101, has been the Executive Vice President of Everest Properties since 1996. Mr. Lesser is a director of Everest Properties.

Christopher K. Davis ("Mr. Davis"), a United States citizen whose business address is 199 S. Los Robles Avenue, Suite 200, Pasadena, CA 91101, is a Vice President and the General Counsel of Everest Properties, which he joined in 1998.

Peter J. Wilkinson ("Mr. Wilkinson"), a United States citizen whose business address is 199 S. Los Robles Avenue, Suite 200, Pasadena, CA 91101, is a Vice President and the Chief Financial Officer of Everest Properties, which he joined in 1996. Mr. Wilkinson is a director of Everest Properties.

Kevan D. Acord ("Mr. Acord"), a United States citizen whose business address is 15700 College Boulevard, Suite 100, Lenexa, KS 66219, has served as a Trustee of Maxus Realty Trust, Inc., a Missouri corporation located at 104 Armour Road, North Kansas City, Missouri 64116 ("MRTI") since May, 2004. MRTI's principal business is investing in apartment complexes. Mr. Acord is also a manager of MGM Holdings. Mr. Acord is the sole shareholder of Kevan D. Acord, P.A., a Lenexa, Kansas, based law firm specializing in the areas of federal and state income taxation, corporation law, and merger and acquisitions law.

Erik Lund ("Mr. Lund"), a United States citizen whose business address is 104 Armour Road, North Kansas City, Missouri 64116, is a manager of Anise, Paco and SLCas. Since July 2004, Mr. Lund has been employed by Maxus Properties, Inc., a Missouri corporation located at 104 Armour Road, North Kansas City, Missouri 64116 ("Maxus Properties") as its Acquisitions Manager. Maxus Properties principal business is commercial real estate management.

DeAnn Duffield ("Ms. Duffield") a United States citizen whose business address is 104 Armour Road, North Kansas City, Missouri 64116, is (i) Vice President of Reporting & Administration for Maxus Properties and (ii) Secretary for MRTI. Ms. Duffield also serves as President and Secretary of Park and a manager of Anise, Paco and SLCas.

John W. Alvey ("Mr. Alvey"), a United States citizen, serves as Vice-President of Park. Mr. Alvey also serves as Vice President and Chief Financial and Accounting

18

Officer of MRTI. Mr. Alvey also has served as Executive Vice President of Maxus Properties since 1988.

David E. Watson ("Mr. Watson"), a United States citizen, is the sole director of Park. Since January 2004, Mr. Watson has been Managing Member of Corporate Equity Partners. Corporate Equity Partners is located at 104 Armour Road, North Kansas City, Missouri 64116, and its primary business is private equity investments.

(b)            (i)               The address of the principal business office of EHI2 is 199 S. Los Robles Avenue, Suite 200, Pasadena, CA 91101.

(ii)                The address of the principal business office of Everest Properties is 199 S. Los Robles Avenue, Suite 200, Pasadena, CA 91101.

(iii)              The address of the principal business office of McDowell is 15700 College Boulevard, Suite 100, Lenexa, KS 66219.

(iv)              The address of the principal business office of MGM Holdings is 15700 College Boulevard, Suite 100, Lenexa, KS 66219.

(v)                The address of the principal business office of Bond Purchase is 104 Armour Road, North Kansas City, Missouri 64116.

(vi)        The address of the principal business office of Park is 104 Armour Road, North Kansas City, Missouri 64116.

(vii)       The address of the principal business office of Paco is PO Box 34729, North Kansas City, Missouri 64116.

(viii)      The address of the principal business office of Anise is 1001 Walnut, Kansas City, Missouri 64106.

(ix)        The address of the principal business office of SLCas is 104 Armour Road, North Kansas City, Missouri 64116.

(x)        The address of the principal business office of Mr. Johnson is 104 Armour Road, North Kansas City, Missouri 64116.

(xi)        The address of Ms. Castetter is 104 Armour Road, North Kansas City, Missouri 64116.

(xii)       The address of the principal business office of the Garlich Trust is 12800 Corporate Hill Drive, Suite 300, St. Louis, MO 63131.

(xiii)      The address of the principal business office of Mr. Garlich is 12800 Corporate Hill Drive, Suite 300, St. Louis, MO 63131.

(xiv)      The address of the principal business office of Mr. Evans is 1001 Walnut Street, Kansas City, MO 64106.

(xv)       The address of the residence of Ms. Evans is 4400 N. Mulberry Drive, Kansas City, MO 64116.

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(c)           (i)                The principal business of EHI2, Everest Properties, McDowell, MGM Holdings, Bond Purchase, Park, Paco, Anise and SLCas is investing in limited partnerships such as the Issuer and in other forms of real estate oriented investments, and conducting other activities incidental to that business.

(ii)                Mr. Johnson has served as a Trustee, Chairman of the Board, President and Chief Executive Officer of MRTI since May 11, 2004. He also served as (i) a Trustee from November 27, 1999 until May 13, 2003 and (ii) Chief Executive Officer from November 27, 1999 until January 25, 2002. Mr. Johnson has also served as Chairman of Maxus Properties since its inception in 1988. Maxus Properties employs more than 200 people to manage 43 commercial properties, including more than 6,500 apartment units and approximately 400,000 square feet of retail and office space.

(iv)	Ms. Castetter is not employed.

(v)           The Garlich Trust is a revocable living trust with Mr. Garlich's immediate family members as its beneficiaries. The trustee is Mr. Garlich, who has all voting and investment power.

(vi)              Mr. Garlich has served as a Trustee of MRTI since November 27, 1999. He is the Executive Vice President and member of Bancorp Services, LLC, a Missouri limited liability company, located at 12800 Corporate Hill Drive, Suite 300, St. Louis, MO 63131, specializing in the development, administration and distribution of life insurance products to the corporate and high net worth marketplace. Mr. Garlich, through the Garlich Trust, is also the majority shareholder of Maxus Properties.

(vii)             Mr. Evans has served as a Trustee of MRTI since May 13, 2003. He is President and sole owner of Assured Quality Title Trust, a real estate title insurance agency and escrow company located at 1001 Walnut Street, Kansas City, MO 64106.

(viii)	Ms. Evans is not employed.

(d)-(e)  During the last five years, the Reporting Persons, and to the best of the Reporting Persons' knowledge, the Officers, have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Mr. Johnson, Ms. Castetter, Mr. Garlich, Mr. Evans and Ms. Evans are each a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds used by the Reporting Persons to acquire the 20,555.5 Units reported in this Amendment No. 1 was approximately $981,174.

Approximately 5,521.5 Units were acquired by Bond Purchase, Anise, Paco and Park with funds from cash capital contributions. 25 Units were acquired by Mr. Evans with personal funds. Bond Purchase purchased 10,000 Units with borrowed funds under a secured line of credit with Missouri Bank & Trust.

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Approximately 4,279 Units were acquired by EHI2 with funds from cash capital contributions.

Approximately 730 Units were acquired by McDowell with funds from cash capital contributions.

Item 4. Purpose of the Transaction.

The Reporting Persons acquired the Units to obtain a substantial equity interest in the Issuer for investment purposes. The following describes plans or proposals that the Reporting Persons may currently have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)       Each of the Reporting Persons may, and certain of the Reporting Persons currently do intend to acquire additional Units in the future. Any such acquisition may be made through private purchases, through one or more tender or exchange offers or by any other means deemed advisable by the Reporting Persons. In determining from time to time whether to sell (either directly or by a sale of one or more interests in the Reporting Persons) the Units reported as beneficially owned in this Amendment No. 1 (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.

(b)       Currently, none of the Reporting Persons have any plans or proposals for any extraordinary transaction such as a merger, reorganization or liquidation involving the Issuer.

(c)       Currently, none of the Reporting Persons have any plans or proposals for any sale or transfer of a material amount of assets involving the Issuer.

(d)       Each of the Reporting Persons is considering various alternatives, including taking action to affect management and control of the Issuer. Park intends to file a preliminary proxy statement in connection with a consent solicitation to remove the current general partners and elect Everest Housing Management, LLC, a California limited liability company that is affiliated with EHI2 and Everest Properties as the successor general partner. Although the Reporting Persons do not have a binding obligation to consent to the actions contemplated by Park in the consent solicitation, they have discussed consenting to those actions.

(e)       Currently, none of the Reporting Persons have any plans or proposals to change the present capitalization or dividend policy of the Issuer.

(f)        Currently, none of the Reporting Persons have any plans or proposals for any other material change in the Issuer's business or corporate structure.

(g)       Currently, none of the Reporting Persons have any plans or proposals for any changes to the Issuer's bylaws or instruments corresponding thereto or other actions that may impede the acquisition or control of the Issuer by any person.

(h)       Currently, none of the Reporting Persons have any plans or proposals to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)        Currently, none of the Reporting Persons have any plans or proposals for a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act.

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(j)        Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment No. 1, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals at any time in the future. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise (which may be with the Issuer or with third parties), to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) and (b).       The information from Items 7-11, inclusive, and Item 13 on the cover pages of this Amendment No. 1 is incorporated herein by reference. The information from Item 2(a) of this Amendment No. 1 is incorporated herein by reference. Units are currently held of record by EHI2 (4,279 Units), McDowell (730 Units), Bond Purchase (10,818.5 Units), Park (55 Units), Paco (1,514 Units), Anise (3,134 Units) and Mr. Evans (25 Units).

(c)       The Reporting Persons effected transactions resulting in acquisitions of the following amounts in the past sixty days. Although the Reporting Persons below have an agreement to acquire the Units set forth below, the Issuer's general partner controls the timing of the transfer of these Units, and has indicated it may deny the transfer of Units. Thus, until the Issuer's transfer agent provides confirmation of transfers, which occurs on a quarterly basis, the Reporting Persons below cannot be certain that the Units will be transferred.

(i)        McDowell purchased 291 Units in private purchases effected February 7, 2006, at a price of $121 per Unit. An additional 439 Units acquired in private purchases at a price of $121 per Unit are pending transfer. Consideration was paid in cash, or will be paid in cash in the case of certain pending transfers.

(ii)        Anise purchased 815 Units for a price of $101 per Unit pursuant to an offer to purchase sent to the Issuer's limited partners, which Units were confirmed by the Issuer on February 3, 2006. Consideration was paid in cash, or will be paid in cash in the case of certain pending transfers.

(d)       No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Units other than the Reporting Persons identified in this Amendment No. 1.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Amendment No. 1 is incorporated by reference. Except as described in this Amendment No. 1, none of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Units, including, but not limited to, transfer or voting of any such Units, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Park filed a lawsuit against the Issuer, which is pending in the Circuit Court of Clay County, Missouri, Case No. CV104-005765CC. Park requested that the Issuer and its general partners make available to Park for inspection and copying certain books and records of the Issuer. Specifically, Park

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requested information pertaining to the properties in which the Issuer has invested. Park has amended this lawsuit to include additional claims relating to the Issuer disposing of its investments and/or dissolving without obtaining the approval of the limited partners. This lawsuit is still pending.

Bond Purchase filed a lawsuit against the Issuer, which is pending in the District Court of Johnson County, Kansas, Case No. 05-CV-8489. Bond Purchase brought claims relating to the Issuer disposing of its investments and/or dissolving without obtaining the approval of the limited partners. Bond Purchase filed a motion to dismiss the case without prejudice because the Issuer indicated that statements in its 2004 10-K disclosure were mistaken. The Court has not yet entered an order on this motion but it is expected to grant the motion.

The Issuer filed a lawsuit against EHI2, which is pending in the Superior Court Department of the Trial Court for Suffolk County, Massachusetts, Civil Action No. 04-03749 BLS. The case arose from EHI2’s demands to inspect Issuer books and records, and the Issuer’s refusal to comply with such demands. The Issuer has also asserted claims alleging breach of a confidentiality agreement regarding certain books and records that the Issuer had produced, which EHI2 denies. This case is still pending.

The Issuer filed a lawsuit against Park and Bond Purchase, which is pending in the Superior Court Department of the Trial Court for Suffolk County, Massachusetts, Civil Action No. 05-04191 BLS. The Issuer's claims in this case seeking a declaratory judgment that it has properly disposed of assets. Further the Issuer has asserted claims alleging that Park and Bond Purchase interfered with the sale of a Local Limited Issuer. Park and Bond Purchase dispute these allegations. Park has moved to dismiss this case because the Court does not have jurisdiction to hear the dispute, the Issuer failed to join all of the limited partners and the Issuer was improperly shopping for a more favorable forum. The motion to dismiss is presently pending before the Court.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EVEREST HOUSING INVESTORS 2, LP

By: EVEREST PROPERTIES, INC.
General Partner

By: /s/ Christopher K. Davis
Christopher K. Davis, VP and General Counsel

Dated: February 10, 2006

EVEREST PROPERTIES INC.

By: /s/ Christopher K. Davis
Christopher K. Davis, VP and General Counsel

Dated: February 10, 2006

MCDOWELL INVESTMENTS, L.P.

By: MGM HOLDINGS, LLC
General Partner

By: /s/ Kevan D. Acord
Kevan D. Acord, Manager

Dated: February 10, 2006

MGM HOLDINGS, LLC

By: /s/ Kevan D. Acord
Kevan D. Acord, Manager

Dated: February 10, 2006

BOND PURCHASE, L.L.C.

By: /s/ David L. Johnson
David L. Johnson, Member

Dated: February 10, 2006

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PARK G.P., INC.

By: /s/ DeAnn Duffield
DeAnn Duffield, President

Dated: February 10, 2006

PACO DEVELOPMENT, L.L.C.

By: /s/ DeAnn Duffield
DeAnn Duffield, Manager

Dated: February 10, 2006

ANISE, L.L.C.

By: /s/ Erik Lund
Erik Lund, Manager

Dated: February 10, 2006

SLCas, L.L.C.

By: /s/ DeAnn Duffield
DeAnn Duffield, Manager

Dated: February 10, 2006

/s/ David L. Johnson
David L. Johnson

Dated: February 10, 2006

/s/ Sandra L. Castetter
Sandra L. Castetter

Dated: February 10, 2006

CHRISTOPHER J. GARLICH TRUST

By: /s/ Christopher J. Garlich
Christopher J. Garlich, Trustee

Dated: February 10, 2006

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/s/ Christopher J. Garlich
Christopher J. Garlich, as sole trustee of the Chrisopher
J. Garlich Trust

Dated: February 10, 2006

/s/ Jose L. Evans
Jose L. Evans

Dated: February 10, 2006

/s/ Denise Evans
Denise Evans

Dated: February 10, 2006

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EXHIBIT INDEX

                99.1Joint Filing Agreement

27

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the units of limited partnership interests of Boston Financial Qualified Housing Tax Credits L. P. IV beneficially owned by each of them, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. The undersigned further agree that each of them is (i) individually eligible to use the Schedule 13D to which this Exhibit is attached and (ii) responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts all of which taken together will constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the date(s) set forth below.

EVEREST HOUSING INVESTORS 2, LP

By: EVEREST PROPERTIES, INC.
General Partner

By: /s/ Christopher K. Davis
Christopher K. Davis, VP and General Counsel

Dated: February 10, 2006

EVEREST PROPERTIES INC.

By: /s/ Christopher K. Davis
Christopher K. Davis, VP and General Counsel

Dated: February 10, 2006

MCDOWELL INVESTMENTS, L.P.

By: MGM HOLDINGS, LLC
General Partner

By: /s/ Kevan D. Acord
Kevan D. Acord, Manager

Dated: February 10, 2006

MGM HOLDINGS, LLC

By: /s/ Kevan D. Acord
Kevan D. Acord, Manager

Dated: February 10, 2006

BOND PURCHASE, L.L.C.

By: /s/ David L. Johnson
David L. Johnson, Member

Dated: February 10, 2006

PARK G.P., INC.

By: /s/ DeAnn Duffield
DeAnn Duffield, President

Dated: February 10, 2006

PACO DEVELOPMENT, L.L.C.

By: /s/ DeAnn Duffield
DeAnn Duffield, Manager

Dated: February 10, 2006

ANISE, L.L.C.

By: /s/ Erik Lund
Erik Lund, Manager

Dated: February 10, 2006

SLCas, L.L.C.

By: /s/ DeAnn Duffield
DeAnn Duffield, Manager

Dated: February 10, 2006

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/s/ David L. Johnson
David L. Johnson

Dated: February 10, 2006

/s/ Sandra L. Castetter
Sandra L. Castetter

Dated: February 10, 2006

CHRISTOPHER J. GARLICH TRUST

By: /s/ Christopher J. Garlich
Christopher J. Garlich, Trustee

Dated: February 10, 2006

/s/ Christopher J. Garlich
Christopher J. Garlich, as sole trustee of the Chrisopher
J. Garlich Trust

Dated: February 10, 2006

/s/ Jose L. Evans
Jose L. Evans

Dated: February 10, 2006

/s/ Denise Evans
Denise Evans

Dated: February 10, 2006

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